NO ACT

PE 12-18-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10013197

Received SEC
JAN 13 2010
Washington, DC 20549

January 13, 2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-13-10

Re: Bank of America Corporation
Incoming letter dated December 18, 2009

Dear Mr. Gerber:

This is in response to your letter dated December 18, 2009 concerning the shareholder proposal submitted to Bank of America by Nick Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 13, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 18, 2009

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Bank of America to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 18, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 17, 2009 (the "Proposal") from Nick Rossi (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel to the Corporation.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

THE PROPOSAL

The Proposal requests that the "board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power and authority to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. *See Bank of America Corporation* (February 11, 2009); *Baker Hughes, Inc.* (March 4, 2008); and *Time Warner, Inc.* (February 26, 2008). The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

Section 228 of the DGCL addresses stockholder action by written consent. That section provides, in relevant part, as follows:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, ***shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted*** and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

(emphasis added) Thus, Section 228 of the DGCL provides that, unless restricted by the certificate of incorporation, stockholders may act by written consent, and any action taken thereby will become effective once it is approved by holders of the minimum number of votes that would be required to authorize the action if it were submitted to a vote of stockholders at a meeting at which all shares entitled to vote thereon were present and voted.

The Corporation's Certificate of Incorporation currently prohibits stockholder action by written consent on any matter, unless the consent is signed by all of the stockholders entitled to vote on such matter. Specifically, Article 10 of the Corporation's Certificate of Incorporation provides: "Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation or may be effected by consent in writing in lieu of a meeting of such stockholders only if consents are signed by all stockholders of the Corporation entitled to vote on such action." Thus, unlike the provision contemplated by the Proposal, Article 10 of the Certificate of Incorporation recognizes that certain provisions of the DGCL require greater stockholder approval than a simple majority of the shares outstanding. Further, as noted in the RLF Opinion, in accordance with Section 102(b)(4) of the DGCL, the stockholder approval required by Article 10 of the Corporation's Certificate of Incorporation satisfies all of the votes required under the DGCL, including those that require the vote of stockholders representing greater than a majority in voting power of the outstanding shares. Accordingly, the Proposal would require the Corporation's Board of Directors to seek an amendment to the Certificate of Incorporation that, if adopted by the stockholders and implemented, would violate Delaware law in that it would purport to enable stockholders to authorize the taking of certain corporate actions by the vote of a simple majority of the outstanding shares rather than the minimum super-majority, unanimous or separate class votes required by the DGCL to authorize those actions.

Although stockholders could in some instances authorize the taking of corporate action through the consent in writing of a majority of the outstanding shares entitled to vote on the matter (such as the adoption of a merger agreement or approval of the sale of all or substantially all of the corporation's assets), there are a number of actions that, under the DGCL, require approval by stockholders representing more than a majority of the outstanding shares entitled to vote on the matter. The DGCL provides, among other things, that the conversion of a corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership (limited or general) ***must*** be approved by ***all*** outstanding shares of stock of the corporation, whether voting or nonvoting (DGCL Section 266(b)); that a proposal to dissolve the corporation, if not previously approved by the board, must be authorized by the written consent of ***all*** of the stockholders entitled to vote thereon (DGCL Section 275(c)); that any election by an existing stock corporation to be treated as a "close corporation" must be approved by at least ***two-thirds*** of the outstanding stock (DGCL Section 344); and permitting a corporation to transfer to another jurisdiction must be approved by ***all*** outstanding shares of stock of the corporation, whether voting or non-voting (DGCL Section 390(b)).

Contrary to the request set forth in the Proposal, the Board could not "undertake such steps" as would be necessary "to permit shareholders to act by the written consent of a majority of [the Corporation's] shares outstanding" with respect to those matters that, under the DGCL, require the vote of stockholders representing greater than a majority in voting power of the outstanding shares. Section 102(b)(4) of the DGCL expressly permits a Delaware corporation to include in its certificate of incorporation provisions that increase the requisite vote of stockholders otherwise required under the DGCL. Specifically, Section 102(b)(4) provides that "the certificate of incorporation may also contain ... [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock ... than is required by [the DGCL]." Although Section 102(b)(4) permits certificate of incorporation provisions to require a ***greater*** vote of stockholders than is otherwise required by the DGCL, nothing in that subsection (or any other section of the DGCL) authorizes a corporation to provide for a ***lesser*** vote of stockholders than is otherwise required by the DGCL. Accordingly, as noted in the RLF Opinion, any such provision specifying a lesser vote than the minimum vote required by the DGCL would be invalid and unenforceable. *See, e.g.*, *Telvest, Inc. v. Olson*, 1979 WL 1759, at *1 (Del. Ch. Mar. 8, 1979).

As discussed in the RLF Opinion, the Proposal would also violate Delaware law in that it would purport to enable stockholders to act by written consent of a majority of the stock outstanding generally to amend the Corporation's Certificate of Incorporation even in those cases where the

DGCL expressly requires the separate vote of the holders of a specific class of stock. Under the Corporation's Certificate of Incorporation, the Corporation has authorized two classes of capital stock: Common Stock and Preferred Stock. Pursuant to its Certificate of Incorporation, the Corporation has designated several series of Preferred Stock. The holders of the Corporation's Common Stock and Preferred Stock, therefore, are entitled to the separate class voting rights applicable under Section 242(b)(2) of the DGCL. That subsection provides, in relevant part, as follows:

> The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

The Proposal, if implemented, would purport to enable stockholders to act by written consent of a majority of the outstanding stock generally to approve any action, including an amendment to the Corporation's Certificate of Incorporation that would, for example, alter the powers, preferences or special rights of the Preferred Stock or Common Stock so as to affect them adversely, without regard for the separate class vote required by Section 242(b)(2). As noted in the RLF Opinion, to the extent the Proposal eliminates this statutorily-required vote, it would violate the DGCL.

Finally, the Proposal would violate Delaware law in that it would purport to enable stockholders to act by written consent where the DGCL would otherwise expressly prohibit the taking of the particular action by written consent. For example, Section 203(a)(3) of the DGCL provides that a corporation shall not engage in any "business combination" with any "interested stockholder" for a specified period unless, among other things, "[a]t or subsequent to [the time at which the interested stockholder became such] the business combination is approved by the board of directors and authorized at an annual or special meeting, ***and not by written consent***, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder." (emphasis added) Thus, the Board could not in compliance with Delaware law "undertake such steps" as would be necessary "to permit shareholders to act by the written consent of a majority of our shares outstanding" with respect to this matter, which expressly requires the action to be taken at a meeting of stockholders (and prohibits it from being authorized by written consent).

Based on the forgoing and the matters discussed in the RLF Opinion, the RLF Opinion concludes that "it is our opinion that the Proposal, if adopted by the stockholders, would violate the [DGCL]."

Accordingly, the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting under Rule 14a-8(i)(2) because the Proposal, if implemented would cause it to violate Delaware law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in section 1 above is incorporated herein. As noted above, the Proposal cannot be implemented without violating Delaware law and, accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require a company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks both legal and practical authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

EXHIBIT A

See attached.

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Walter E. Massey
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255

Dear Mr. Massey,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,
Nick Rossi
Rule 14a-8 Proposal Proponent since the 1980s

10/15/09

cc: Alice A. Herald
Corporate Secretary
FX: 704-386-1670
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, November 17, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

See attached.

RICHARDS LAYTON & FINGER

December 18, 2009

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N. Tryon St.
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Nick Rossi (the "Proponent") that the Proponent intends to present at the Company's 2010 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004, the Certificate of Designations of 6.204% Non-Cumulative Preferred Stock, Series D of the Company, as filed with the Secretary of State on September 13, 2006, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series E of the Company, as filed with the Secretary of State on November 3, 2006, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series F of the Company, as filed with the Secretary of State on February 15, 2007, the Certificate of Designations of Adjustable Rate Non-Cumulative Preferred Stock, Series G of the Company, as filed with the Secretary of State on February 15, 2007, the Certificate of Designations of 6.625% Non-Cumulative Preferred Stock, Series I of the Company, as filed with the Secretary of State on September 25, 2007, the Certificate of Designations of 7.25% Non-Cumulative Preferred Stock, Series J of the Company, as filed with the Secretary of State on November 19, 2007, the Certificate of Designations of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K of the Company, as filed with the Secretary of State on January 28, 2008, the Certificate of Designations of 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L of the Company, as filed with the Secretary of State on January 28, 2008, the Certificate of Designations of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M of the Company, as filed with the Secretary of State on April 29, 2008, the Certificate of Designations of 8.20% Non-Cumulative Preferred Stock, Series H of the Company, as filed with the Secretary of State on May 22, 2008, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series N of the Company, as filed with the Secretary of State on October 27, 2008, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State on December 9, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 1, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 2, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of 6.375% Non-Cumulative Preferred Stock, Series 3, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 4, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 5, as filed with the Secretary of State on December 31, 2008, the Certificate of Designation of 6.70% Noncumulative Perpetual Preferred Stock, Series 6, as filed with the Secretary of State on December 31, 2008, the Certificate of Designation of 6.25% Noncumulative Perpetual Preferred Stock, Series 7, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of 8.625% Non-Cumulative Preferred Stock, Series 8, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series Q of the Company, as filed with the Secretary of State on January 8, 2009, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series R of the Company, as filed with the Secretary of State on January 16, 2009, and the Certificate of Designations of Common Equivalent Junior Preferred Stock, Series S of the Company as filed with the Secretary of State on December 3, 2009 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on April 29, 2009 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

Section 228 of the General Corporation Law addresses stockholder action by written consent. That section provides, in relevant part, as follows:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, *shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted* and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.[1]

[1] 8 *Del. C.* § 228(a) (emphasis added).

Thus, Section 228 of the General Corporation Law provides that, unless restricted by the certificate of incorporation, stockholders may act by written consent, and any action taken thereby will become effective once it is approved by holders of the minimum number of votes that would be required to authorize the action if it were submitted to a vote of stockholders at a meeting at which all shares entitled to vote thereon were present and voted.

The Certificate of Incorporation currently prohibits stockholder action by written consent on any matter, unless the consent is signed by all of the stockholders entitled to vote on such matter.[2] The Proposal would require the Company's Board of Directors (the "Board") to seek an amendment to the Certificate of Incorporation that, if adopted by the stockholders and implemented, would violate Delaware law in that it would purport to enable stockholders to authorize the taking of certain corporate actions by the vote of a simple majority of the outstanding shares rather than the minimum super-majority, unanimous or separate class votes required by the General Corporation Law to authorize those actions.

Although stockholders could in some instances authorize the taking of corporate action through the consent in writing of a majority of the outstanding shares entitled to vote on the matter,[3] there are a number of actions that, under the General Corporation Law, require approval by stockholders representing more than a majority of the outstanding shares entitled to vote on the matter. The General Corporation Law provides, among other things, that the conversion of a corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership (limited or general) must be approved by all outstanding shares of stock of the corporation, whether voting or

---

[2] *See* Bank of America Corporation, Annual Report (Form 10-K), Ex. 3(a), at 25 (February 27, 2009). Specifically, Article 10 of the Certificate of Incorporation provides: "Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation or may be effected by consent in writing in lieu of a meeting of such stockholders only if consents are signed by all stockholders of the Corporation entitled to vote on such action." *Id.* Thus, unlike the provision contemplated by the Proposal, Article 10 of the Certificate of Incorporation recognizes that certain provisions of the General Corporation Law require greater stockholder approval than a simple majority of the shares outstanding. Further, in accordance with Section 102(b)(4) of the General Corporation Law, the stockholder approval required by Article 10 of the Certificate of Incorporation satisfies all of the votes required under the General Corporation Law, including those that require the vote of stockholders representing greater than a majority in voting power of the outstanding shares.

[3] For example, the adoption of a merger agreement under Section 251 of the General Corporation Law, 8 *Del. C.* § 251(c), and the approval of the sale of all or substantially all of the corporation's assets under Section 271, *id.* § 271(a), require the approval of at least a majority in voting power of the corporation's outstanding capital stock entitled to vote thereon.

nonvoting;[4] that a proposal to dissolve the corporation, if not previously approved by the board, must be authorized by the written consent of all of the stockholders entitled to vote thereon;[5] that any election by an existing stock corporation to be treated as a "close corporation" must be approved by at least two-thirds of the outstanding stock; [6] and that any transfer or domestication of a Delaware corporation to a foreign jurisdiction must be approved by all outstanding shares of stock of the corporation.[7]

Contrary to the request set forth in the Proposal, the Board could not "undertake such steps" as would be necessary "to permit shareholders to act by the written consent of a majority of [the Company's] shares outstanding" with respect to those matters that, under the General Corporation Law, require the vote of stockholders representing greater than a majority in voting power of the outstanding shares. Section 102(b)(4) of the General Corporation Law expressly permits a Delaware corporation to include in its certificate of incorporation provisions that increase the requisite vote of stockholders otherwise required under the General Corporation Law.[8] Specifically, that subsection provides that "the certificate of incorporation may also contain ... [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock ... than is required by [the General Corporation Law]."[9] Although Section 102(b)(4) permits certificate of incorporation provisions to require a *greater* vote of stockholders than is otherwise required by the General Corporation Law, nothing in that subsection (or any other section of the General Corporation Law) authorizes a corporation to provide for a *lesser* vote of stockholders than is otherwise required by the General Corporation Law. In our view, any such provision specifying a lesser vote than the minimum vote required by the General Corporation Law would be invalid and unenforceable.[10]

The Proposal would also violate Delaware law in that it would purport to enable stockholders to act by written consent of a majority of the stock outstanding generally to amend the Certificate of Incorporation even in those cases where the General Corporation Law expressly requires the separate vote of the holders of a specific class of stock. Under the Certificate of Incorporation, the Company has authorized two classes of capital stock: Common

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[4] *Id.* § 266(b).

[5] *Id.* § 275(c).

[6] *Id.* § 344.

[7] *Id.* § 390(b).

[8] *Id.* § 102(b)(4).

[9] *Id.*

[10] *See, e.g., Telvest, Inc. v. Olson*, 1979 WL 1759, at *1 (Del. Ch. Mar. 8, 1979).

Stock and Preferred Stock.[11] Pursuant to its Certificate of Incorporation, the Company has designated several series of Preferred Stock.[12] The holders of the Company's Common Stock and Preferred Stock, therefore, are entitled to the separate class voting rights applicable under Section 242(b)(2) of the General Corporation Law. That subsection provides, in relevant part, as follows:

> The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.[13]

The Proposal, if implemented, would purport to enable stockholders to act by written consent of a majority of the outstanding stock generally to approve any action, including an amendment to the Certificate of Incorporation that would, for example, alter the powers, preferences or special rights of the Preferred Stock or Common Stock so as to affect them adversely, without regard for the separate class vote required by Section 242(b)(2). To the extent the Proposal purports to eliminate this statutorily-required vote, it would, in our view, violate the General Corporation Law.

Finally, the Proposal would violate Delaware law in that it would purport to enable stockholders to act by written consent where the General Corporation Law would otherwise expressly prohibit the taking of the particular action by written consent. For example, Section 203 of the General Corporation Law provides that a corporation shall not engage in any "business combination" with any "interested stockholders" for a specified period unless, among other things, "[a]t or subsequent to [the time at which the interested stockholder became such] the business combination is approved by the board of directors and authorized at an annual or special meeting, *and not by written consent*, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder."[14] Thus, the Board could not "undertake such steps" as would be necessary "to permit shareholders to act by the

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[11] *See* Bank of America Corporation, Annual Report (Form 10-K), Ex. 3(a), at 1 (February 27, 2009).

[12] *Id.*

[13] 8 *Del. C.* § 242(b)(2).

[14] *Id.* § 203(a)(3).

written consent of a majority of our shares outstanding" with respect to this matter, which expressly requires the action to be taken at a meeting of stockholders (and prohibits it from being authorized by written consent).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MRW